03011579

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52725

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CF Global Trading, LLC and subsidiary

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
860 Canal Street,
(No. and Street)
Stamford, CT 06902
(City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH., D.C.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Chace (646) 282-5685
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Richard A. Eisner & Company, LLP/Now Known As
Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue New York New York 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Chase, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CF Global Trading, LLC, as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No Exceptions

S.W. Chase
Signature

Managing Partner
Title

DENNIS ORGERA
NOTARY PUBLIC
MY COMMISSION EXPIRES OCT. 31, 2003
Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Members
CF Global Trading, LLC
Stamford, Connecticut

We have audited the accompanying consolidated statement of financial condition of CF Global Trading, LLC and subsidiaries as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of CF Global Trading, LLC and subsidiaries as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Richard A. Eisner & Company, LLP

New York, New York
February 13, 2003

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2002

ASSETS	
Cash and cash equivalents	$ 1,871,197
Due from brokers	716,788
Security owned - at market value	200,160
Furniture, equipment and leasehold improvements, at cost - net of accumulated depreciation and amortization of $107,720	458,658
Other assets	197,116
	$ 3,443,919
LIABILITIES	
Accounts payable and accrued expenses	$ 325,431
Commitments and contingencies	
MEMBERS' CAPITAL	3,118,488
	$ 3,443,919

See notes to consolidated statement of financial condition

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Notes to Consolidated Statement of Financial Condition
December 31, 2002

NOTE A - NATURE OF BUSINESS

CF Global Trading, LLC, a Delaware limited liability company, was organized on April 18, 2000. The Company obtained broker-dealer approval on November 16, 2000, from the National Association of Securities Dealers. The Company was organized for the principal purpose of engaging in international securities brokerage business and acts as an introducing broker for institutional customers. It clears all transactions through other broker-dealers on a fully disclosed basis. The Company shall continue until December 18, 2018 and thereafter from year to year unless dissolved before such date, as allowed for in the Limited Liability Company Agreement (the "Agreement").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Principles of consolidation:

The consolidated statement of financial condition of CF Global Trading, LLC and subsidiaries (collectively the "Company") include the accounts of CF Global Trading, LLC and its wholly owned subsidiaries CF Global (HK) Limited, incorporated in Hong Kong, and CF Global (UK) Limited, incorporated in London. All material intercompany transactions and balances have been eliminated in consolidation.

[2] Cash and cash equivalents:

The Company considers money market funds and all investment instruments purchased with a maturity of three months or less to be cash equivalents.

[3] Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

[4] Income taxes:

The Company is a limited liability company and is not subject to taxation; however, the members are required to report their share of the Company's income and loss items on their individual tax returns. Prior to moving out of New York City in November 2002, the Company was subject to New York City unincorporated business tax. Foreign taxes payable at December 31, 2002 are not significant.

[5] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE C - MEMBERS' CAPITAL

Members' capital consists of common interests and preferred interests.

The preferred interest members are entitled to a cumulative preferred return equal to 8%, annually, of their aggregate cash capital contributions. At December 31, 2002, the unpaid cumulative preferred return was $0. The preferred interests are redeemable at the discretion of the managing member until July 14, 2004, at a price equal to the aggregate capital contributions of the preferred interest members plus any accrued but unpaid preference allocations. Upon redemption of the preferred interests, such members will have the option to acquire a common interest as set forth in the Agreement.

The net income for the year, after giving effect to the preferred allocation to preferred interest members, is allocated among the common interest members based on their participating percentages as defined in the Agreement.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2002, the Company had net capital of $1,156,634, which was $1,134,939 in excess of its required net capital of $21,695. The Company's ratio of aggregate indebtedness to net capital was .28 to 1.

CF Global (HK) Limited is a securities dealer licensed by the Hong Kong Securities and Futures Commission, and is required to maintain liquid capital of $384,000 as of December 31, 2002. As of December 31, 2002, CF Global (HK) Limited is in compliance with this requirement.

CF Global (UK) Limited is a securities dealer licensed by the Financial Services Authority and is required to maintain liquid capital of $52,415 plus 92% of illiquid assets in excess of 25% of its net assets, which at December 31, 2002 was $66,528. As of December 31, 2002, CF Global (UK) Limited is in compliance with this requirement.

The Company is exempt from the provisions of Rule 15c3-3 per paragraph (k)2(ii) of such rule.

NOTE E - COMMITMENTS AND CONCENTRATION OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through other broker-dealers pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss. The Company utilizes clearing brokers that are highly capitalized and members of major securities exchanges.

The Company's subsidiaries occupy office space under various noncancelable operating leases with terms expiring through 2005. Minimum rental commitments under noncancelable leases are as follows:

2003	$ 45,000
2004	50,000
2005	46,000
	$ 141,000

NOTE F - RELATED PARTY TRANSACTIONS

The Company subleases office space from one of its members.